Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated December 3, 2015

Supplementing the Preliminary Prospectus Supplement, dated December 3, 2015

Registration No. 333-201463

HCA Inc.

$500,000,000 5.875% Senior Notes due 2026

Pricing Supplement

Pricing Supplement dated December 3, 2015 to HCA Inc.’s Preliminary Prospectus Supplement dated December 3, 2015. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

5.875% Senior Notes due 2026

Issuer	HCA Inc.

Aggregate Principal Amount	$500,000,000

Title of Security	5.875% Senior Notes due 2026 (the “notes offered hereby”)

The notes offered hereby will be treated as a single series with the Issuer’s $1.0 billion aggregate principal amount of 5.875% Senior Notes due 2026 issued on November 13, 2015 (the “existing notes”, and together with the notes offered hereby, the “notes”) for all purposes under the indenture and will have identical terms with the existing notes, other than their issue date and public offering price. The notes offered hereby will have the same CUSIP and ISIN numbers as, and will vote together and will be fungible with, the existing notes immediately upon issuance.

Maturity	February 15, 2026

Spread to Treasury	350 basis points (from Yield to Worst)

Benchmark Treasury	UST 6.00% due February 15, 2026

Coupon	5.875%

Public Offering Price	100.25% plus accrued interest from November 13, 2015 to the Settlement Date

Yield to Maturity	5.837%

Yield to Worst	5.836%

Interest Payment Dates	February 15 and August 15 of each year, beginning on August 15, 2016

Interest on the notes offered hereby will accrue from November 13, 2015

Record Dates	February 1 and August 1 of each year

Gross Proceeds	$501,250,000

Net Proceeds to Issuer before Expenses	$496,250,000

CUSIP/ISIN Numbers	CUSIP: 404119 BS7
ISIN: US404119BS74

Optional Redemption	Prior to August 15, 2025, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole” price, equal to the greater of:

(a)	100% of the aggregate principal amount of the notes to be redeemed, and

(b)	an amount equal to the sum of the present value of (i) the payment on August 15, 2025 of principal of the notes to be redeemed and (ii) the payment of the remaining scheduled payments through August 15, 2025 of interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date), in each case discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of (a) and (b) above, accrued and unpaid interest, if any, to such redemption date.

On and after August 15, 2025, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such notes plus accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	December 3, 2015

Settlement Date:	December 8, 2015 (T+3)

Use of Proceeds	The Issuer estimates that its net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $495 million.

The Issuer intends to use the net proceeds of this offering for general corporate purposes.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-201463)

Joint Book-Running Managers	Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers	Credit Agricole Securities (USA) Inc.
Fifth Third Securities, Inc.
Mizuho Securities USA Inc.
SMBC Nikko Securities America, Inc.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Holdings, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by calling Barclays Capital Inc. at (888) 603-5847 or emailing barclaysprospectus@broadridge.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.